Exhibit 22


                      List of Subsidiaries
                         July 31, 1994








PCT Office Company

PCT Shopping Center Company

PCT Biscayne Center, Inc.

PCT Clayton, Inc.

PCT Scottsdale, Inc.

Friendship Avenue Office Company, Inc.

Chicago Hotel Company, Inc.

San Francisco Hotel Company, Inc.

Cincinnati Hotel Company, Inc.

Houston Southwest Apartments, Inc.

Executive Boulevard Office Company, Inc.